Exhibit 4.6
AMENDMENT NO. 3 TO
STOCKHOLDER RIGHTS AGREEMENT
     This Amendment No. 3 to Stockholder Rights Agreement (the “Amendment”), dated as of March 10, 2010, by and between OXiGENE, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC (the “Rights Agent”), amends that certain Stockholder Rights Agreement, dated as of March 24, 2005, as amended as of October 1, 2008 and October 14, 2009, between the Company and the Rights Agent (as so amended, the “Agreement”).
     WHEREAS, the parties desire to amend the Agreement, pursuant to Section 27 thereof, in connection with the transactions described in that certain Securities Purchase Agreement by and among the Company and the investors listed on the Schedule of Buyers thereto, dated as of even date herewith (the “Securities Purchase Agreement”).
     NOW THEREFORE, the parties hereby agree as follows:
     1. Definition of “Acquiring Person.” The definition of “Acquiring Person” as set forth in Section 1(a) of the Agreement is hereby further amended by adding the following to the end thereof:
     “Notwithstanding anything herein to the contrary, none of the persons listed on the Schedule of Buyers (the “Buyers”) to the Securities Purchase Agreement by and among the Company and the Buyers, dated as of March 10, 2010 (the “Securities Purchase Agreement”) shall be deemed to be an Acquiring Person solely by virtue of the transactions contemplated by the Securities Purchase Agreement, including but not limited to, the acquisition of Common Stock by the Buyers pursuant to the Securities Purchase Agreement.”

     2. Definition of “Stock Acquisition Date.” The definition of “Stock Acquisition Date” as set forth in Section 1(hh) of the Agreement is hereby further amended by adding the following to the end thereof:
     “Notwithstanding anything herein to the contrary, the execution, delivery and performance of the Securities Purchase Agreement shall not be deemed, by itself, to constitute or lead to a Stock Acquisition Date under this Agreement.”
     3. Definition of “Distribution Date.” The definition of “Distribution Date” as set forth in Section 3(a) of the Agreement is hereby further amended by adding the following to the end thereof:
     “Notwithstanding anything herein to the contrary, the execution, delivery and performance of the Securities Purchase Agreement shall not be deemed, by itself, to constitute or lead to a Distribution Date under this Agreement.”
     4. Ratification. The parties hereby ratify and confirm in all respects the Agreement, as amended by this Amendment.
     5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
     6. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     7. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
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     IN WITNESS WHEREOF, the parties have entered into this Third Amendment to Stockholder Rights Agreement as of the date first stated above.

OXiGENE, INC.
By:	/s/ Peter Langecker
Peter Langecker, M.D., Ph.D., Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
By:	/s/ Paula Caroppoli
Paula Caroppoli, Vice President